GREENWIND NRG INC.
                     69 Saphire, The Grange, Stilorgan, Co.
                                 Dublin, Ireland
                           Telephone +353 87 153 6399

                                February 15, 2012

Russell Mancuso
Branch Chief
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

     Re: Greenwind NRG Inc.
         Registration Statement on Form S-1
         Filed December 23, 2012
         File No. 333-178741

Dear Mr. Mancuso

     Thank you for your January 19, 2012 comment correspondence to the above referenced Registration Statement on Form S-1 for Greenwind NRG Inc. (the "Company"). The following is in response to your January 19, 2012 correspondence. Underlined verbiage below constitutes your comments and our client's response is in regular type. We have simultaneously filed Amendment No. 1 to the Company's Registration Statement.

General

1.   Please revise the cover page to disclose the date the offering will end.

The cover page has been amended to include a description of the terms for ending the offering.

2. Regarding the cross-reference on the cover page to "certain risk factors," please instead cross-reference to the page number where the risk factors appear in the prospectus. See Regulation S-K Item 501(b)(5).

The reference to `risk factors' on the cover page has been revised to state the page number where the risk factors appear in the prospectus.

3. If true, please revise to state clearly that none of the funds from the offering will be placed in an escrow, trust or similar account, but will be available to you immediately. In addition, identify the risk that investors may lose their entire investment if you do not raise the minimum amount needed to launch your business, quantifying such amount.

The cover page has been revised to include a statement the funds will be made available immediately from the offering and there is a risk of total loss of investment if a minimum of $50,000 is raised.

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4.   Please reconcile the par value disclosed here and in the fee table with the par value mentioned in exhibits 3.1 and 5.1.

The par value in the prospectus is $0.001 as in the mentioned supporting documents. The price in the table is showing the offering price of $0.01.

Subscription Information, Page 2

5. We note the reference in this section to a form of a purchase order enclosed as Appendix 99.1 and the reference on page II-2 to a Purchase Order Form filed as exhibit 99.1. However, such a form is not enclosed as Appendix 99.1, and you filed a private placement subscription agreement as exhibit 99.1. Please clarify the disclosure, and file the appropriate exhibits.

The Purchase Order Form has been filed as an amendment to the S-1/a

Commence Operations, Page 5

6. We note the reference in this section and on page 19 to an agreement filed as exhibit 10.1. However, you did not file any agreement as exhibit 10.1, and the exhibit index on page II-2 does not mention exhibit 10.1. Please file the agreement. Also, please expand the disclosure in an appropriate section of your prospectus to describe the material terms of the agreement, including the material obligations of the parties and duration and termination provisions.We have removed mitigating language in all risk factor discussions, including, but not limited to, the example set forth in the comment.

The purchase agreement has been filed as exhibit 10.1 and the material terms have been disclosed.

The Offering, Page 5,

7. We note the disclosure about net proceeds of $100,000. If true, please clarify that you would receive that amount of proceeds only if you sell all of the shares.

The disclosure has been revised to clarify that net proceeds of $100,000 will only occur if all shares in this offering are sold.

Ownership, Page 6

8. Please clarify the family relationship, if any, between James Sammon and Tadhq Sammon.

James Sammon and Tadhq Sammon are biological brothers. This has been added to the disclosure under Ownership.

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Risk Factors, Page 7

9.   Please add separate risk factors to address each of the following issues:

     * the risks regarding a lack of a minimum offering amount, that no minimum amount of funds are assured and no liquidity may result from this offering;
     * the risks regarding difficulties in attempting to enforce judgments against your non- United States resident directors and officers as well as your assets that are outside of the United States;
     * the risks regarding dilution that investors will experience by participating in this offering;
     * the risks regarding your reliance on a sole supplier. We note the disclosure on page 19 that you have a supplier located in China;
     * the risks regarding purchases and sales in foreign currencies, including the effects of fluctuations in foreign currency rates on your sales and earnings;
     * the risks regarding the lack of insurance mentioned on page 23 and the extent of the risks created by the warranty mentioned on page 23. Include in your disclosure the length of the warranty; and
     * the risks regarding potential minority shareholder control that could result from the two-person quorum mentioned in Article I Section 6 of exhibit 3.2.

Risk Factors have been added to address the issues mentioned in Comment 9. We believe that the final point is handled by the risk factor already present titled "IF WE SELL ONLY 50% OF THE SHARES IN THIS OFFERING OUR OFFICERS AND DIRECTORS WILL OWN 64.3% OF OUR OUTSTANDING COMMON STOCK, THEY WILL MAKE AND CONTROL CORPORATE DECISIONS THAT MAY BE DISADVANTAGEOUS TO MINORITY SHAREHOLDERS."

Investors Cannot Withdraw Funds, Page 7

10. Please reconcile your disclosure in this risk factor with the two-day cancellation right mentioned in exhibit 99.2

The company has revised the risk factor to reconcile with the two-day cancellation right mentioned in exhibit 99.2

There is no current trading market for our securities, Page 10

11. With a view toward disclosure, please tell us whether your shares are eligible to be resold in any states.

We have not yet registered out shares under any states' blue sky laws. We have added the following risk factor to disclose this fact and the associated risk to investors:

"OUR SECURITY HOLDERS MAY FACE SIGNIFICANT RESTRICTIONS ON THE RESALE OF OUR SECURITIES DUE TO STATE "BLUE SKY" LAWS.

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Each state has its own securities laws, often called "blue sky" laws, which (i)
limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration, and (ii) govern the reporting requirements for broker-dealers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or the transaction must be exempt from registration. The applicable broker must be registered in that state.

We do not know whether our securities will be registered or exempt from registration under the laws of any state. A determination regarding registration will be made by those broker-dealers, if any, who agree to serve as the market-makers for our common stock. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our securities. You should therefore consider the resale market for our common stock to be limited, as you may be unable to resell your shares without the significant expense of state registration or qualification."

Use of Proceeds, Page 11

12. Given your disclosure of page 20 regarding not hiring additional employees, please clarify, if true, that the `salaries' that you mention here are for payments to your officers. Also, given these payments and the officer loan mentioned on page 30, please tell us why you believe your officers can rely on Rule 3a4-1 given Rule 3a4-1(2).

After review, management has revised the disclosure to remove salaries from the budget.

Dilution of the price you pay for your shares, Page 12

13. Please tell us and revise the filing to include a detailed explanation of and support for the calculation of dilution. We note that it is not possible to recalculate the amounts included as the net tangible book value of $100,030, the net tangible book value per share before offering of ($.0014), and the potential gain to existing shareholders of $33,300. In addition, we note that the percentage of ownership after offering if 50% of shares sold on page 14 is not mathematically accurate. Please revise accordingly.

We respectfully feel that the calculation is correct based on the audited numbers for assets as of October 31, 2011. The calculation of the 100,030 is described in the section titled "Dilution to the price you pay for your shares'. Current assets are $13,480. Offering costs are estimated to be 15,500 (2,050 of which has already been covered) making the net offering expenditures remaining 13,450. Current assets less estimated expenditures equals $30. We add $30 to the $100,000 we intend to raise and come up with $100,030.

In this regard, please revise the first paragraph under the `If 50% of the shares are sold" on page 14 to correct the 110,000,000 shares outstanding. We note it appears that amount should be 14,000,000.

The Registration Statement has been revised to correct the error.

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Plan of Distribution, Page 14

14. Please clarify when you will issue shares and when subscribers will have the rights of shareholders relative to when they send their subscription to you.

We will issue shares offered hereby as subscription agreements and payments are delivered. Investors will have the rights of shareholders as soon as our board of directors approves the issuance of shares via meeting or consent resolutions.

General Overhead, Page 20

15. Given your disclosure about your development stage and that you have not yet generated revenue from your proposed business, please tell us why you believe you have a reasonable basis to disclose a break-even sales level. In this regard, we also note that you have disclosed a mark-up of 35% on page 20 and 30% of page 23.

The registration Statement has been revised to reconcile the projected markup and to remove language related to breakeven analysis given we may not be able to accurately project this number at this stage.

Business, Page 21

16. We not that your disclosure on page 5 and 19 suggest that you intend to be in the wind turbine business; however, your disclosure on pages 11 and 22 suggests that you intend to be in the nutritional supplement business. Please revise throughout your document for consistency. Also please 1) tell us in detail the disclosure procedures that resulted in the inconsistent disclosure, and 2) provide us your analysis of whether you should describe in your `Risk Factors' the extent to which your procedures create a risk of you providing inaccurate information to investors in the future, using this inconsistency as a specific example in the risk factor.

The inclusion of `supplements' and `nutritional supplements' in the two instances were precedent errors when drafting the business plan. The Registration Statement has been revised and is consistent with our intended business in the sales, marketing and installation of wind turbines. We do not believe that a precedent error of this nature is material to an investor's understanding of our business and is therefore not one which requires separate risk factor disclosure.

17. Please provide us support for your statement on page 20 regarding cost savings, on page 22 regarding mean wind speeds, and on page 23 regarding the effect of a 30% markup compared to your competition.

Cost savings: Once the turbine is erected, wind energy has no variable cost other than maintenance/repair fees. The registration statement has been revised to clarify "variable" cost savings.

Wind Speeds: SEAI provides accurate wind data for Ireland. A wind speed map can be found at http://maps.seai.ie/wind/.

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Markup: Our competitive price advantage is not something we are able to provide support for so it has been removed from the Registration Statement.

Market, Page 22

18. Please clarify the significance of the disclosed wind speed rating of your potential product. Given that the rating is the same as the disclosed municipal wind speed, does this mean that your product is not created to perform above the mean wind speed? Also with a view towards disclosure, please tell us how the wind speed rating was determined.

Our wind turbines operate between 3 m/s and 40 m/s. The 16 m/s rating is the optimal `rated wind speed'. Our products are no designed to operate above 40 m/s and will not begin working below wind speeds of 3 m/s. This information was provided to us in discussions with our supplier. The actual municipal wind speeds were determined by review of data provided by SEAI.

19. Please disclosure the general character of your facility. Is this space within an office building that houses several other businesses? Do other businesses use the same space? How big is the space?

The Registration Statement has been revised to include the requested information about the current office space.

20. Please confirm the accuracy of the address you provided, including the spelling.

The address provided throughout the S-1 is the correct address for the Corporation.

Government Regulation, Page 24

21. We not that you included an internet address in this section. Please refer to footnote-41 and the related text in Release 33-7856 (April 28, 2000) regarding your obligations when including internet addresses in your document.

After reviewing footnote-41 and the related text in Release 33-7856 (April 28, 2000) we decided to remove the actual web address from the Registration Statement.

22. From your disclosure, it appears that your officers started with the registrant on November 2, 2010. Please tell us whether there was a change in control on that date, and confirm that you have included in the first table on page 27 a row for all individuals who served as your principal executive officer or acted in a similar capacity during your last fiscal year.

On November 2, 2010 there was a change in control of the corporation from a past director to the present management team. All individuals who served as an executive officer or acted in a similar capacity during our last fiscal year are listed in the table on page 27.

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Future Sales by Existing Stockholders, Page 29

23. Please disclose the date on which your outstanding securities could be sold pursuant to Rule 144. Please reflect in your disclosure the effect of Rule 144(i)

We have added disclosure regarding when securities issued by our company may be resold under Rule 144 as well as the effect or Rule 144(i) in the amended prospectus.

Non-Cumulative Voting, Page 29

24. Please tell us how you determined that your two present shareholders will own approximately 53% of your outstanding shares assuming the sale of ten million shares of common stock

The Registration Statement has been revised to input the correct figure of 47 percent in the non-cumulative voting. Additional disclosure was added to show that if less than 9,000,000 of the shares from this offering are sole shareholders will have non-cumulative voting.

Anti-Takeover Provisions, Page 30

25.  Please describe the two-thirds vote requirement in Article II Section 4 of exhibit 3.2.

The Anti-Takeover disclosure has been changed to reflect the two-thirds vote requirement for the removal of a director.

Reports, Page 30

26. If you do not intent to file an Exchange Act registration statement, revise to add appropriate risk factor disclosure explaining the difference in the obligations of you and your affiliates under the Exchange Act as a result of this decision, particularly regarding the automatic reporting suspension in Section 15(d) and applicability of Section 16 and the proxy rules.

We intend to file a Form 8-A upon the completion of our first fiscal year following the effectiveness of this Registration Statement.

Certain Transactions, Page 30

27. Please fine as an exhibit the agreement underlying the loan mentioned in this section

An exhibit has been filed for the loan agreement between James Sammon and Greenwind NRG Inc.

Financial Statements

28. Consideration should be given on an ongoing basis to the updating requirements of Rule 8-08 of Regulation S-X

We have considered the updating requirements of Rule 8-08 of Regulation S-X.

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Report of Independent Registered Public Accounting Firm, Page F-1

29. Please request Silberstein Ungar, PLLC to tell us why the report is addressed to Greenwind NRG, Inc. of Blain Washington. We not from the cover page and page 23 that the business offices of the company are located in Dublin, Ireland. We also note that the consent in Exhibit 23.1 refers to Dublin, Ireland.

Blain, Washington was the company address listed on our bank statements. Silberstein Ungar, PLLC has changed the Company's address in its audit report.

30. We note that the company began operations on February 25, 2010. As such the reference to `the periods ended' October 31, 2010 and 2011 should be revised. Please request Silberstein Ungar, PLLC to revise their opinion to specify the actual period of time to which their opinion related for 2010 and 2011. The terminology in the consent should be similarly revised. Refer to Au 508.08.

The language has been revised.

Note 3. Property and Equipment, Page F-8

31. We note that you reflect property and equipment of $2,342 for wind turbine as of October 31, 2011. We further note that on page 21 under Results of Operations, you disclose that your loss since inception of $7,313 includes $2,342 for wind turbines. Please reconcile since it appears that only the depreciation of $622 for the turbines was included in your loss.

We have corrected the information under Results of Operations to reflect that we did not include $2,342 in the loss and to properly reflect other items and amounts that are reflected in the loss. Note 3 to the Financial Statements was correct and did not need to be modified in response to this comment.

Exhibits

32. Please tell us in what transactions you used or will be using the private placement subscription agreement that you filed as an exhibit.

The private placement form attached and now filed as exhibit 99.2 was used for the purchase of the private shares by James and Tadhq Sammon.

33. With regard to the subscription agreement to be used in connection with this offering, please tell us the purpose and effect of each representation, warranty and acknowledgement that you are requiring from investors. Also provide us your analysis of how each such representation, warranty and acknowledgment is consistent with Section 14, of the Securities Act.

We have included a new draft of the subscription agreement we will be using in connection with the offering.

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Exhibit 5.1

34.  The opinion that you file to satisfy you obligations under Regulation S-K
     Item 601(b)(5) must be based on all relevant facts and law and should not suggest that the counsel did not consider all relevant facts and law as the scope limitation in the second paragraph of this exhibit currently does. Please file a revised opinion accordingly.

Regulation S-K Item 601(b)(5) does not prohibit the use of a scope limitation as the Staff suggests in this comment. Moreover, the legal opinion clearly states that the attorney had made such examinations of law and fact as he has deemed relevant in making his opinion. Nevertheless, we have included a new opinion letter that does not contain a scope limitation.

35. The first sentence of your `Legal Matters' disclosure on page 31 of your prospectus suggests that a law firm provided the opinion. Also, the opinion itself begins with the term, "we". However, the opinion and consent are signed by an individual. Please reconcile.

We revised the section to state that the law firm Cane Clark, LLP has provided an opinion on the validity of our common stock. The new opinion letter has been signed by Cane Clark, LLP.

36. Please file a revised consent that clarifies what counsel means by "in connection with." Counsel must consent clearly to the prospectus discussion of its opinion, the reproduction of this opinion as an exhibit to the registration statement, and to being named in the registration statement.

The new opinion consents to the filing of the opinion as an exhibit to the Registration Statement and to the reference to the firm under the caption "Legal Matters" in the prospectus forming a part of the Registration Statement.

Exhibit 23.1

37. To the extent there is a delay in requesting effectiveness of your registration statement, or there is any change, other than typographical, made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide a currently dated and signed consent from your independent auditors with your next amendment.

An updated Exhibit 23.1 has been filed with this amendment.

                                   Sincerely,

                                   Greenwind NRG Inc.


                                   /s/ James Sammon
                                   -----------------------------

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